

September 11, 2023

Scott McKinney
Chief Financial Officer
Tiptree Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

>   **Re: Tiptree Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 8, 2023**
>   **File No. 001-33549**

Dear Scott McKinney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Market Opportunity, page 15

1.   We note your disclosure here, as well as similar disclosure on page 55, that service contract gross written premium equivalents in U.S. Warranty Solutions were $852 million and $652 million for 2022 and 2021. We also note you disclose on page F-46 that you recognized revenue from service contracts of $210 million and $163 million for 2022 and 2021. We further note that you disclose on page F-47 that deferred revenue related to service contracts was $581 million and $470 million at December 31, 2022, and 2021. Please tell us in detail and revise future filings to reconcile the amount of service contract gross written premiums to the amount of revenue recognized and explain the difference.

2.   To the extent that certain service contract revenue is recognized as Earned Premiums, net, please tell us in detail and revise your revenue recognition policies on page F-16 in future filings, to more clearly describe the service contract activities that are insurance contracts

and accounted for under ASC 944 and those that are contracts with customers and accounted for under ASC 606. Also, discuss how you determine which contracts are accounted for under ASC 944.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

3. We note disclosure on page F-29 that premiums assumed from other companies were $310 million and represented 34% of total premiums earned for 2022. Given the materiality of assumed premiums, please tell us and revise future filings to discuss the relevant facts and circumstances related to this revenue source to inform investors about the quality of, and potential variability of your revenue, earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Additionally, please ensure you disclose all information required by ASC 275-10-50-18 and ASC 280-10-50-42, if applicable.

Adjusted Net Income - Non-GAAP, page 63

4. Please tell us, provide us a quantified reconciliation, and revise future filings to explain, why the amount of "net realized and unrealized gains (losses)" included in the reconciliation of adjusted net income does not agree to the amount presented in the Consolidated Statements of Operations and detailed in Note 6 on page F-28. Please ensure you clearly explain the nature of amounts being excluded from adjusted net income. Please also tell us how you considered whether excluding certain realized and unrealized gains (losses) have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

5. Please tell us and revise future filings to more clearly disclose the reasons why management believes the presentation of adjusted net income provides useful information to investors regarding your financial condition and results of operations. Specifically explain why you exclude net realized and unrealized gains (losses) in your measurement.

6. We note your disclosure in note 2 on page 64 that, "Tax on adjustments represents the tax applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts. For the year ended December 31, 2022, included in the adjustment is an add-back of $33.1 million, respectively, related to deferred tax expense from the WP Transaction." Given the materiality of this adjustment, please revise future filings to present this adjustment in a separate line.

Adjusted EBITDA - Non-GAAP, page 64

7. Please tell us and revise future filings to disclose the reasons why management believes the presentation of adjusted EBITDA provides useful information to investors regarding

your financial condition and results of operations. Specifically explain why you add unrealized gains (losses) on available for sale securities reported in other comprehensive income and why you add the pre-tax gain recorded directly to Tiptree Inc. stockholders' equity related to the Warburg transaction. Please tell us how you considered whether these two adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Revenue Recognition - Earned Premiums, net, page F-16

8.   Please quantify for us the amount of revenue recognized for each year presented, using the Rule of 78's. Additionally, please provide us an accounting analysis that explains how the Rule of 78's is consistent with the pattern of losses. Refer to ASC 944-605-21-1 for guidance.

Note (8) Reinsurance Receivables, page F-29

9.   We note you recognized $1,176 million as reinsurance receivables as of December 31, 2022, and that, of this amount, $725 million represented prepaid reinsurance premiums. Please tell us how you determined that prepaid reinsurance premiums should be combined with reinsurance recoverables and presented together as receivables. Alternatively, please revise to separately present prepaid reinsurance premiums. Refer to ASC 944-340-25-1 and ASC 944-310-25-2 for guidance.

Debt Covenants, page F-36

10.   We note your disclosure that the Company was in compliance with the representations and covenants for its outstanding debt or obtained waivers for any events of non-compliance. We also note your risk factor disclosure related to the risk of an event of default on page 31. Please revise your disclosure to identify any debt agreement and covenant for which you obtained a waiver. Additionally, discuss the facts and circumstances necessitating the waiver and disclose any material terms and conditions to the waiver. Refer to Section IV.C of SEC Release 33-8350 for guidance.

Note (14) Revenue from Contracts with Customers, page F-46

11.   Please quantify for us the amount of revenue recognized for each year presented, for each non-straight line revenue recognition method (e.g., Rule of 78's, etc.) used for contracts with customers. For each method with a material amount of revenue, please provide us an accounting analysis that explains how each method is consistent with the guidance in ASC 606-10-25-23 that states that revenue should be recognized as you satisfy a performance obligation. Specifically, tell us in detail and revise future filings to disclose how each method faithfully depicts the transfer of your services. Refer to ASC 606-10-50-18 for

guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance